SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: April 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
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                (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                   1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X     Form 40-F
                                       ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No X
                                             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company") dated April 10, 2003 announcing improved clinical results for the Company's Novacor(R) LVAS (left ventricular assist system) product.

News Release

For Immediate Release

             IMPROVED CLINICAL RESULTS WITH NEW INFLOW CONDUIT FOR THE NOVACOR(R) LVAS PRESENTED AT LEADING INTERNATIONAL
                             SCIENTIFIC CONFERENCE


VIENNA, AUSTRIA - April 10, 2003 - (OTCBB: WHRTF, TSX: WHT) - Clinical results for World Heart Corporation's (WorldHeart) Novacor(R) LVAS (left ventricular assist system) with a new ePTFE (expanded polytetrafluorethylene) inflow conduit were presented today at the 23rd Scientific Sessions of the International Society of Heart & Lung Transplantation (ISHLT) in Vienna, Austria.

The clinical results, based on the first 88 implants at 25 centers in Europe and Canada, demonstrated a 7.9% embolic CVA (cerebrovascular accident) rate, excluding two cases clinically confirmed to be non-device related. After the 30-day perioperative period, the rate was 4.5%.

The Clinical results with the new conduit were presented by Dr. Tofy Mussivand, Chairman and Chief Scientific Officer of WorldHeart, on behalf of the investigators. The ISHLT conference is the premier meeting in the transplantation and mechanical circulatory support fields, hosting hundreds of clinicians and scientists from leading transplant centers around the world. The clinical presentations will be subsequently published in the Journal of Heart and Lung Transplantation.

"The rate of CVAs experienced with these implants, in conjunction with recognized multiyear reliability and durability, will contribute to the confidence of clinicians and patients in the use of the Novacor LVAS," Dr. Mussivand stated.

The inflow conduit carries blood from the natural heart to the Novacor LVAS, which then pumps the blood into the aorta to assist a failing heart. The ePTFE inflow conduit was introduced to provide an alternate blood-contacting material, which has been documented in the literature to offer such benefits as a reduction in inflammatory response and platelet activation.

"We are extremely pleased with these strong clinical results, which confirm our belief that the new ePTFE inflow conduit will help position the Novacor LVAS for significant increase in use by patients requiring left ventricular support," said Mr. Rod Bryden, President and CEO, World Heart Corporation. The ePTFE conduit was previously approved in Europe, and recently approved in both Canada and the US.

About the Novacor(R) LVAS

WorldHeart's Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. Novacor(R) LVAS is approved in Europe without restriction for use by heart failure patients, and in the United States and Canada as a bridge to heart transplantation. It is approved for use in Japan by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant.


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About WorldHeart

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in gaining access to required capital, in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.



For more information, please contact:
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Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995 or (510) 563-4995
communications@worldheart.com





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      World Heart Corporation


     Date: April 10, 2003             By: /s/ Ian Malone
                                      ------------------------------------------
                                      Name:   Ian Malone
                                      Title:  Vice President Finance and
                                              Chief Financial Officer